Exhibit 99.2

ADHERE Study T opline Results July 17 , 2023

Forward Looking Statements

This presentation has been prepared by argenx se ("argenx" or the "company") for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company's own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx's internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research.

Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those argenx makes concerning the benefits and safety profile of VYVGART and VYVGART Hytrulo; the expected availability of VYVGART Hytrulo; the safety profile and efficacy signals from the ADHERE study; and the prospects of VYVGART Hytrulo as a treatment for chronic inflammatory demyelinating polyneuropathy ("CIDP"), including its ability to transform CIDP treatment for patients and the therapeutic potential and patient treatment experience of VYVGART Hytrulo for the treatment of CIDP. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. A further list and description of these risks, uncertainties and other risks can be found in argenx's U.S. Securities and Exchange Commission ("SEC") filings and reports, including in argenx's most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this presentation. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

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argenx

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Stage A Response Rate Primary Endpoint Safety and Tolerability Study met primary endpoint (p=0.000039); VYVGART ® Hytrulo demonstrated a 61% reduction ( HR: 0.39 95% CI: 0.25; 0.61) in the risk of relapse compared to placebo based on time to first adjusted INCAT deterioration 67% of patients demonstrated evidence of clinical improvement (ECI) in response to treatment with VYVGART Hytrulo Well - tolerated with safety profile consist e nt with prior clinical trials and confirmed profile of VYVGART ® Positive Topline Results INCAT: Inflammatory Neuropathy Cause and Treatment Disability Score 3

4 Our mission is to transform severe autoimmunity Raising expectations for what ‘well - controlled’ means for patients Redefining autoimmune diseases as IgG - mediated

Bringing Hope to Patients of New Treatment Option A Historic Day for CIDP Patients I was the type of woman that would run first thing in the morning before work, and then CIDP hit, and it was like hitting the wall at a hundred miles an hour. Crystal Living With CIDP Largest Global CIDP Trial New standard set for innovative trial design Unlocking New Disease Biology Insights IgG shown to play significant role in underlying biology of CIDP Potential new treatment modality First Innovation in 30+ Years 5

CIDP Patients in Desperate Need of New Options



Long and complicated journey to diagnosis

Feelings of **isolation, depression** and being **misunderstood**

Fear of **losing mobility, ability to complete daily tasks** and **independence**

Required to balance **tradeoffs between side effects and symptom control**

Treatment burden associated with long infusion times

Significant pain, weakness and numbness in hands and feet, balance issues

30% of patients progress to a wheelchair if left untreated

argenx market research, Burt et al. 2021, GBS|CIDP Foundation International

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Innovative ADHERE Design

adhere
chronic inflammatory demyelinating polyneuropathy study

Identify patients with active CIDP

Screening

≤4 weeks

Clinical Confirmation Committee

Run-in period

≤12 weeks

Patients need to demonstrate disease worsening off-treatment based on INCAT, I-RODS, grip strength

Confirm IgG involvement

Assess efficacy and safety

Treatment Period

Open-label

Stage A

≤12 weeks

VYVGART Hytrulo weekly

Primary analysis: % confirmed evidence of clinical improvement (ECI)

Responders Only Advance to Stage B

Randomized, placebo-controlled

Stage B

Placebo weekly

≤48 weeks

VYVGART Hytrulo weekly

Primary endpoint: relative risk of relapse based on time to first INCAT deterioration

322 entered Stage A

18 ongoing at time of 88th event

221 patients randomized in Stage B

91% (226/249) of eligible patients rolled over to Open Label Extension study

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Baseline Characteristics STAGE A STAGE B VYVGART Hytrulo (N=322) VYVGART Hytrulo (N=111) Placebo (N=110) Age - Mean years (SD) 54.0 (13.9) 54.5 (13. 2 ) 51.3 (14. 5 ) Females - n (%) 114 (35.4) 38 (34.2) 41 (37.3) Time Since Diagnosis - Mean years (SD) 4.9 (6. 1 ) 3.7 (4.4) 3.8 (4. 7 ) Atypical CIDP Diagnosis - n (%) 54 (16.8) 14 (12.6) 15 (13.6) Adjusted INCAT Score - Mean (SD) 4.6 (1.67) 3.1 (1.5) 3.3 (1. 6 ) I - RODS - Mean (SD) 40.1 (14. 7 ) 53.6 (17.9) 51.2 (15.3) Grip Strength (in dominant hand) – Mean (SD) Non - dominant scores are similar 38.5 (24. 2 ) 54.9 (23.6) 58.0 (25. 1 ) Prior Treatment (within past six months) - n (%) Corticosteroids 63 (19.6) 24 (21.6) 23 (20.9) Immunoglobulins (IVIg, SCIg) 165 (51.2) 48 (43.2) 48 (43.6) Treatment naïve (not on active treatment within past six months) 94 (29.2) 39 (35.1) 39 (35.5) CIDP Disease Activity Score (CDAS) - n (%) Stable active disease (CDAS: 2 - 4) 125 (38.8) 37 (33.3) 34 (30.9) Unstable active disease (CDAS: 5) 197 (61.2) 74 (66.7) 76 (69.1) 8

Stage A Response Rate



Sensitivity Analysis
67%
70%
78%
Response rate
all patients
214/322
Response rate
patients who reached
endpoint in Stage A*
214/304
Response rate
patients who received ≥4
injections
214/275

Response rates demonstrate IgG autoantibodies play a significant role in the underlying biology of CIDP

Response rates similar across all prior CIDP medication subgroups with consistent efficacy on INCAT, I-RODS and grip strength argenx

* Excluding patients ongoing in Stage A at the time of the 88th event who did not have the full opportunity to achieve a response
Patients needed to demonstrate evidence of clinical improvement (ECI) to be a responder and advance to Stage B
A responder demonstrated ECI on the INCAT score, or improvement on iRODS or mean grip strength if those scales had demonstrated worsening during the run-in period.

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Clinical benefit observed across all efficacy scales and patient subgroups, regardless of prior therapy P rimary endpoint met HR: 0.39 p = 0.000039 S t age B: Relative Risk of Relapse Based on Time to First Adjusted INCAT Deterioration demonstrat ing a 61% lower risk of relapse based on time to first adjusted INCAT deterioration with VYVGART Hytrulo compared to placebo 10

Secondary Endpoints Measure VYVGART Hytrulo n (%) Placebo n (%) Hazard Ratio HR (95% CI) P - value Risk of CIDP Disease Progression Time to First I - RODS Deterioration of at least 4 points - - 0.5 4 (0.35; 0.81) 0.0034 Improved Functional Level I - RODS Improvement of at least 4 points from Stage B Baseline 50 (45.0) 40 (36.4) - 0.2294 Adjusted INCAT Score Mean (SD) change from Stage B Baseline to Last Assessment 0.1 ( 1. 1 ) Median = 0.0 0.9 (2.0) Median = 1.0 Adjusted I - RODS Score 0.8 (12.3) - 7.0 (19.1) Adjusted Mean Grip Strength (dominant hand) 2.1 ( 13. 3 ) - 8.2 (20. 7 ) Adjusted Mean Grip Strength (non - dominant hand) 2.0 (17.3) - 6.9 (21.3) Secondary Endpoints Clinically meaningful measured improvement across efficacy scales • VYVGART Hytrulo patients had mean improvement of 7.7 points on I - RODS and 12.3kPa on mean grip strength in Stage A, which was maintained in Stage B by treated patients and lost in placebo patients • Consistent trend observed with mean grip strength 11

Favorable and Consistent Safety Profile

	STAGE A	STAGE B	
	VYVGART Hytrulo (N=322) n (%)	VYVGART Hytrulo (N=111) n (%)	Placebo (N=110) n (%)
Number of patients with an Adverse Event (AE)	204 (63.4)	71 (64)	62 (56.4)
Number of patients with AEs deemed related by investigator	101 (34.4)	27 (24.3)	22 (20.0)
Number of patients with a Serious Adverse Event (SAE)	21 (6.5)	6 (5.4)	6 (5.5)
Number of patients with SAEs deemed related by investigator	4 (1.2)	0	4 (3.6)
Injection Site Reaction (ISR)	62 (19.3)	16 (14.4)	7 (6.4)
Headache	16 (5.0)	4 (3.6)	2 (1.8)
Infections	44 (13.7)	35 (31.5)	37 (33.6)
COVID-19	*7 (2.2)*	*19 (17.1)*	*14 (12.7)*
Number of patients who discontinued due to AEs	22 (6.8)	3 (2.7)	1 (0.9)
Number of patients with malignancies*	1 (0.3)	2 (1.8)	0
Number of patients with fatal outcome**	2 (0.6)	0	1 (0.9)

Most adverse events were considered mild or moderate

No new safety signals identified with up to 60 weeks of weekly treatment

No increased infection rate with increased exposure

**Reported malignancies (prostate cancer, localized squamous cell carcinoma, and transitional cell carcinoma) not unexpected for age, gender and duration of study*
***Fatal outcomes included two in Stage A considered not related (cardiac arrest following COVID-19) and unlikely related to treatment (CIDP worsening) and one in Stage B considered possibly related (pneumonia) but after unblinding was a placebo patient*

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Opportunity to Revolutionize the CIDP Patient Experience Tomorrow’s Innovation Broad and sustained response Established safety and tolerability 30 - 90 sec ond injection Yesterday’s Standard Of Care 16K PATIENTS Steroids IVIg SCIg PLEX 2g/kg per 2 - 5 days every few weeks 60 mg/day oral 1000mg/ wk IV 5 - 10 sessions every other day Addressable CIDP patient population in the United States Source: argenx market research; Bunschoten et al Lancet Neurol 2019 1008mg/week Targets underlying IgG biology 13

Building Leadership Within Neuromuscular 14

argenx Continues To Deliver On Its Promise 75 131 173 218 21 Q1 2022 Q2 2022 Q3 2022 Q4 2022 Q1 2023 US* Regulatory Clinical R evenues EU JP UK IL CN * * VYVGART Hytrulo is approved 4/4 PoC 4/4 Registrational VYVGART Product net sales in $'M 15

16 Our mission continues… Humility Innovation Excellence Co - Creation Empowerment